UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

CANTERBURY RESOURCES, INC.
(Exact name of Registrant as specified in its charter)

Nevada	000-53681	98-0599680
(State or other jurisdiction	(Commission File No.)	(IRS Employer Identification No.)
of incorporation)

69 Stanley Point Road, Devonport
Auckland, New Zealand 0624
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code: (69) 9 445-6338

Approximate Date of Mailing: June 19, 2012

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES
AND NOT IN CONNECTION WITH ANY VOTE OF THE SHAREHOLDERS OF CANTERBURY
RESOURCES, INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A
PROXY.

Introduction

             This Information Statement is being mailed to holders of record of shares of common stock of Canterbury Resources, Inc., a Nevada corporation (“Company,” “we,” “us,” or “our”), as of June 19, 2012, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with a proposed voluntary exchange transaction (the “Exchange”) by and between the Company, Echo Automotive, LLC, an Arizona limited liability company (“Echo”), and the members of Echo (“Echo Members”), as described in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on May 22, 2012. Pursuant to the proposed terms of the Exchange, the Company would acquire all of the issued and outstanding units of Echo in exchange for the issuance to the Echo Members of approximately 52,500,000 shares of common stock of the Company. The closing of the Exchange (the “Closing”) shall occur on or before thirty (30) days from the date on which Echo completes an audit of its financial statements as required to be filed by the Company upon the Closing in accordance with U.S. securities laws, approval by the Echo Members and Echo note holders of the definitive agreement and the transactions contemplated thereunder, and upon certain other closing conditions. Upon Closing, Echo shall become a wholly-owned subsidiary of the Company. The description of the foregoing transaction does not purport to be complete and is subject to further negotiation with Echo and the Echo Members. It is currently anticipated that the Closing will occur on or around June 29, 2012. The Company intends to file a Current Report on Form 8-K upon entering a definitive agreement in connection with the contemplated Exchange and upon the Closing of the Exchange.

             As such, following the Closing, the Echo Members shall own approximately 70% of the Company’s issued and outstanding common stock. As a condition of the Exchange, there will be a change in the majority of the Company’s Board of Directors at the Closing.

             Specifically, it is anticipated that Vincent Espiritu will resign as our sole director, and as our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, President, Secretary and Treasurer, at Closing. It is also anticipated that Mr. B. Gordon Brooke, our Vice President of Finance, will resign at Closing. Effective upon the resignations of Mr. Espiritu and Mr. Brooke, it is anticipated that William D. Kennedy, Jason Plotke, Jim Holden, Eric Crown and Daniel Clark will be appointed as members of our Board of Directors (collectively, the “Incoming Directors”). In addition, it is expected that Mr. Kennedy will be appointed as our new Chief Executive Officer, Mr. Plotke will be appointed as our new President and Mr. Rodney H. McKinley will be appointed as our new Chief Financial Officer (collectively, the “Incoming Officers”).

             This Information Statement is being mailed on or about June 19, 2012 to all holders of record on such date. A shareholder vote is not required and will not be taken with respect to the appointment of the Incoming Directors and Incoming Officers. You are not required to take any action with respect to the appointment of the Incoming Directors and Incoming Officers.

Voting Securities

             There are currently issued and outstanding 11,500,000 shares of our common stock, par value $0.001 per share (“Common Stock”). Each common shareholder is entitled to one vote per share of Common Stock held on all matters to be voted on. The Company has no other securities outstanding.

Change in Control

             There has been no change in control of the Company since the beginning of our last fiscal year. Subject to the satisfaction of the closing conditions set forth in the proposed Exchange, the Echo Member will receive no less than 70% of the issued and outstanding Common Stock of the Company.

Directors and Executive Officers

             The following table sets forth certain information for the proposed incoming directors and incoming officers after the forthcoming change in officers and directors.

Name	Age	Position
William D. Kennedy	39	Director, Chief Executive Officer
Jason Plotke	39	Director, President
Jim Holden	63	Director
Eric Crown	50	Director
Daniel Clarke	47	Director
Rodney H. McKinley	63	Chief Financial Officer, Secretary

             The Board of Directors is comprised of only one class. All of the directors serve for a term of one year and until their successors are elected at the Company’s annual shareholders’ meeting and are qualified, subject to removal by the Company’s shareholders. Each executive officer serves, at the pleasure of the Board of Directors, for a term of one year and until his successor is elected at a meeting of the Board of Directors and is qualified.

             Our Board of Directors believes that its members encompass a range of talent, skill, and experience sufficient to provide sound and prudent guidance with respect to our operations and interests. The information below with respect to our Incoming Directors and Incoming Officers includes each director’s and officer’s experience, qualifications, attributes, and skills that led our Board of Directions to the conclusion that he or she should serve as a director and/or executive officer.

Biographies

William D. Kennedy

             Mr. Kennedy is currently the CEO of Echo Automotive, LLC, a company developing new technologies to reduce fuel expenses for fleet vehicles by augmenting existing power trains with highly efficient electrical energy. Mr. Kennedy has held this position since February 2009. Prior to working with Echo, Mr. Kennedy established RouteCloud (in 2008), which has been operating in stealth mode since its inception. The first public preview of a solution powered by RouteCloud is being demonstrated at www.Protector.com. From 1997 to 2008, Mr. Kennedy held various positions with Vcommerce, a company offering end-to-end eCommerce solution for retailers. Mr. Kennedy has built a career out of turning big ideas into successful companies. Over the past 20 years, Mr. Kennedy has been the entrepreneurial force behind seven companies, raising over $250 million dollars in venture funding. Most notably, he co-founded SalesLogix in 1993, one of the most widely used sales-force automation software offerings on the market. Mr. Kennedy founded Vcommerce in 1997, creating the outsourced commerce market space. Mr. Kennedy’s vision and execution led its platform development, market positioning and strategy. In 2001, he moved on to form a business incubator. His guidance helped companies in a wide range of industries take root and grow into multi-million dollar enterprises. In mid-2003, Mr. Kennedy repurchased Vcommerce and served as CEO, President and CTO. He refocused the company on an annuity-based model; brought on a solid management team; and delivered a comprehensive, Web-based solution for capturing, sourcing and managing orders across complex, multi-channel environments. Vcommerce provided complete services to companies such as Sony.com, Target.com, Overstock, and many others representing billions in transactions annually. Vcommerce was sold to Channel Intelligence in 2009.

Jason Plotke

             An innovator and leader through entrepreneurship, Mr. Plotke is currently the President and Chairman of Echo Automotive, LLC, a company developing new technologies to reduce fuel expenses for fleet vehicles by augmenting existing power trains with highly efficient electrical energy. Mr. Plotke has held this position since February 2009. Mr. Plotke is also the President of KPE, a niche performance and styling specialist for specific automotive vehicles, which he founded in April 2006. Mr. Plotke served as CEO and Cofounder of Innovative Automotive Group (IAG), an automotive accessory designer/distributor/e-tailer, from August 2006 to November 2008. As President and Cofounder of SMA, an Accessory Manufacturer and Tier 1 Supplier to General Motors, Mr. Plotke served from March 2002 - March 2006 where he assisted in raising capital and rapidly expanding the business, and was instrumental in securing the Tier 1 Supplier position with General Motors. Prior to SMA, in 1998, Mr. Plotke founded and operated MAC Motorsports, an accessory manufacturer/distributor for niche product segments. MAC Motorsports was acquired in 2002. Of special note, Mr. Plotke is the recipient of four General Motors Design Awards.

Jim Holden

             Mr. Holden is currently the Chairman of Holden International, a global sales consulting and training firm. Mr. Holden founded Holden International in 1979, and throughout its almost 30-year history, Holden has grown to be a world-renowned leader in the sales process improvement field. Mr. Holden’s career has been marked by exceptional innovation. In 1990, he established Holden as the first company to model sales effectiveness, an achievement that garnered the Ernst & Young Regional Entrepreneur of the Year award for the Service Industry. Mr. Holden is also a globally recognized business author, with titles including Power Base® Selling, World Class Selling, The Selling Fox, and The New Power Base Selling co-authored with Ryan Kubacki. Mr. Holden began his sales career in 1974 with Teradyne, a Boston-based high-technology company. Prior to founding Holden, he was Vice President of Sales for Aegis, a third-party distribution company selling computer-based test systems into the manufacturing environment. Mr. Holden was a founder/director of the First National Bank of Roselle and has served as a director of two other area banks and several early development-stage companies. He is active in the community, having founded the Partnership to End Homelessness in Chicago, and is a supporter of many other charities, including cancer research. Mr. Holden earned a B.S.E.E. with high honors from Northeastern University in Boston in 1972 and is a member of the National Engineering Honor Society, Tau Beta Pi, and the National Interdisciplinary Honor Society, Phi Kappa Phi.

Eric Crown

             Mr. Crown is a founder and former CEO of Fortune 500 company Insight Enterprises, Inc. (NASDAQ: NSIT), a leading provider of a broad range of top name-brand IT computing products, software and advanced IT services helping companies around the world enable, manage and secure their IT environment. Mr. Crown served at Insight from 1984 to 2007. Since retiring from Insight, Mr. Crown actively invests in entrepreneurial companies. Mr. Crown is an investor in LeaseStation, a nationwide leader in providing business solutions for technology equipment manufacturers, distributors and product resellers with sales financing solutions for their customers. Mr Crown is also an investor in Global Cabling Concepts, a premier, innovative IT cabling and electrical infrastructure provider. Mr. Crown earned his BS, Computer Information Systems from Arizona State University, W. P. Carey School of Business in 1984.

Daniel Clarke

             Mr. Clarke is currently the CEO of Living Naturally, the leading online marketing and procurement company in the natural products, specialty grocery and independent pharmacy sectors. He has held this position since March 2012. Mr. Clarke is currently a Member of the Board of Directors of NewsComm, Inc., a customizable SmartTV interactive application that allows local newspapers and magazines to showcase their existing content right to the living rooms of cable and satellite TV subscribers, where he has served since May 2011. Mr. Clarke is also currently the Executive Chairman of Inilex where he has served since August 2007. Inilex is a leading provider of intelligent telemetry solutions. For over 20 years, Dan Clarke has been a strong force in the high-tech industry, building multi-million dollar companies and raising over $250 million from top-tier venture capital firms. Mr. Clarke was an EIR at AZ Digital Farm and Chief Marketing Officer of CopiaMobile. He also served as CEO of portfolio companies NewsComm, Falan Funding and Online Professor. Mr. Clarke was CEO of WinBuyer, a leading online advertising company serving large ecommerce retailers, from August 2007 to May 2010. Prior to WinBuyer, Mr. Clarke was CEO of Vcommerce (which was acquired by Channel Intelligence) from August 2003 to December 2007 where he substantially increased sales momentum, visibility, and overall performance growing the company to over $1.5 billion in retail value per year. Prior to joining Vcommerce, Mr. Clarke served as President, CEO and Board Member of Primarion (acquired by Infineon), a semiconductor company, which he founded in 1999. Mr. Clarke spent 7 years at Intel, where he held several key positions including business unit general manager and marketing director of the Video Components, Mobil Computing and Graphics divisions. Clarke also served as the vice-president of sales and marketing at Three-Five Systems Inc., a NYSE public liquid crystal display company. Additionally, he was COO at Vivid Semi (acquired by National Semi) and serves on numerous boards.

Rodney H. McKinley

             Mr. McKinley has 40 years of financial management and operational experience working as a CFO, Director of Finance and Administration, President, and Controller for businesses ranging from closely held start-ups to Fortune 500 divisions. Mr. McKinley is currently the Managing Partner of CFO Partners LLC, a company engaged in personalized CFO and accounting services for a wide range of businesses. Mr. McKinley has held this position since August 2009. Prior to CFO Partners, Mr. McKinley served as CFO Nautical Enterprises, Inc from March 2006 to September 2009 where he managed all accounting and finance functions for this privately held company which is considered one of the top 20 dealers in the US. Mr. McKinley has worked in a variety of industries including new and used car dealerships, manufacturing, real estate development, professional practice (medical, chiropractic, dentists, and veterinarian), retail sales, restaurant, and numerous high tech manufacturing including startups. Mr. McKinley has served as Controller for such organizations as AutoNation from March 2005 to March 2006, United Auto Group from January 20001 to January 2003, and Director of Finance and Administration for International Cruise and Excursions, Inc. from April 2003 to March 2005. While in public accounting with PriceWaterhouseCoopers from January 1991 to January 1993, Mr. McKinley had a number of both large and midsized companies including Ford Motor Company and Masco Industries. Mr. McKinley is a CPA (currently inactive) and earned a Bachelor of Business Administration (BBA) degree in Accounting from the University of New Mexico in 1975.

Terms of Office

             The Company’s proposed directors will be appointed for a one-year term to hold office until the next annual general meeting of the Company’s shareholders or until removed from office in accordance with the Company’s Bylaws (“Bylaws”) and the provisions of the Nevada Revised Statutes. The Company’s directors hold office after the expiration of his or her term until his or her successor is elected and qualified, or until he or she resigns or are removed in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

             The Company’s incoming officers will be appointed by the Company’s Board of Directors and will hold office until removed by the Board of Directors in accordance with the Company’s Bylaws and the provisions of the Nevada Revised Statutes.

Certain Relationships and Transactions

             There are no family relationships between any of our current directors or executive officers and the proposed Incoming Directors and Incoming Officers. During our fiscal year ended December 31, 2011 and the previous fiscal year, there were no transactions with related parties other than as noted below. To our knowledge, and except as set forth below, the proposed Incoming Directors and Incoming Officers are not currently directors of the Company, do not hold any position with the Company, and have not been involved in any material proceeding adverse to the Company or its subsidiary or have a material interest adverse to the Company or its subsidiary, or any transactions with the Company or any of its directors, executive officers, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. Jason Plotke, one of the proposed Incoming Directors and Incoming Officers, is currently an officer of Echo. In addition, Daniel Clarke, a proposed Incoming Director, is currently also an officer of Echo.

             In accordance with the proposed Exchange, the Echo Members shall receive no less than 70% of the issued and outstanding Common Stock of the Company. Messrs Plotke and Clarke are expected to received certain shares of Common Stock of the Company in the future after the Closing.

             Other than the transactions, including the proposed Exchange, noted above, there are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with our appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with our appointment of any of the current directors or officers or the incoming directors and officers.

Review, Approval or Ratification of Transactions with Related Persons

             Although we have adopted a Code of Ethics, we still rely on our Board to review related party transactions on an ongoing basis to prevent conflicts of interest. Our Board reviews a transaction in light of the affiliations of the director, officer or employee and the affiliations of such person’s immediate family. Transactions are presented to our Board for approval before they are entered into or, if this is not possible, for ratification after the transaction has occurred. If our Board finds that a conflict of interest exists, then it will determine the appropriate remedial action, if any. Our Board approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

Director Independence

             During the fiscal year ended December 31, 2011, we did not have any independent directors on our Board of Directors. Of our proposed Incoming Directors, only Messrs. Holden and Crown are expected to be independent. We evaluate independence by the standards for director independence established by applicable laws, rules, and listing standards, including, without limitation, the standards for independent directors established by the New York Stock Exchange, Inc., the NASDAQ National Market, and the SEC.

             Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director’s immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director’s immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director’s immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director’s immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director’s immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company’s consolidated gross revenues.

Involvement in Certain Legal Proceedings

             Our current directors and executive officers and our incoming directors and officers have not been involved in any of the following events during the past ten years:

1.

A petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Such person was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.

Such person was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.

Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or

iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.

Such person was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity;

5.

Such person was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.

Such person was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.

Such person was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or

ii.

Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.

Such person was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Meetings and Committees of the Board

             Our Board of Directors held no formal meetings during the fiscal year ended December 31, 2011. All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the Bylaws of our Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held. We do not presently have a policy regarding director attendance at meetings.

             We do not currently have standing audit, nominating or compensation committees, or committees performing similar functions. Due to the size of our Board, our Board of Directors believes that it is not necessary to have standing audit, nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors. We do not have an audit, nominating or compensation committee charter as we do not currently have such committees. We do not have a policy for electing members to the Board.

             After the change in the Board of Directors, it is anticipated that the Board of Directors will form separate compensation, nominating and audit committees, with the audit committee including an audit committee financial expert.

Audit Committee

             Our Board of Directors has not established a separate audit committee within the meaning of Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Instead, the entire Board of Directors acts as the audit committee within the meaning of Section 3(a)(58)(B) of the Exchange Act and will continue to do so upon the appointment of the proposed directors until such time as a separate audit committee has been established.

Section 16(a) Beneficial Ownership Reporting Compliance

             Section 16(a) of the Exchange Act requires our directors, executive officers, and shareholders holding more than 10% of our outstanding Common Stock to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of our Common Stock. Executive officers, directors, and persons who own more than 10% of our Common Stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

             Based solely upon a review of Forms 3, 4, and 5 delivered to us as filed with the SEC during our most recent fiscal year, none of our executive officers and directors, and persons who own more than 10% of our Common Stock failed to timely file the reports required pursuant to Section 16(a) of the Exchange Act, except that Mr. B. Gordon Brooke, our Vice-President of Finance failed to timely file a Form 4.

Family Relationships

             There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

Nominations to the Board of Directors

             Our directors take a critical role in guiding our strategic direction and oversee the management of the Company. Board of Director candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the shareholders, diversity, and personal integrity and judgment. While we seek a diversity of experience, viewpoints and backgrounds on the Board, we have not established a formal policy regarding diversity in identifying directors.

             In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business. Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

             In carrying out its responsibilities, the Board of Directors will consider candidates suggested by shareholders. If a shareholder wishes to formally place a candidate’s name in nomination, however, such shareholder must do so in accordance with the provisions of the Company’s Bylaws. Suggestions for candidates to be evaluated by the proposed directors must be sent to the Board of Directors, c/o Canterbury Resources, Inc., 69 Stanley Point Road, Devonport, Auckland, New Zealand 0624. The Board has determined not to adopt a formal methodology for communications from shareholders.

Board Leadership Structure and Role on Risk Oversight

             Mr. Vincent Espiritu currently serves as the Company’s Chief Executive Officer, President and a Director. We determined this leadership structure was appropriate for the Company due to our small size and limited operations and resources. In accordance with the proposed Exchange, Mr. Kennedy will serve as our Chief Executive Officer and a Director. The proposed Incoming Directors will continue to evaluate the Company’s leadership structure and modify such structure as appropriate based on the size, resources, and operations of the Company.

             Subsequent to the Closing, it is anticipated that the Board of Directors will establish procedures to determine an appropriate role for the Board of Directors in the Company’s risk oversight function. Our Board of Directors are exclusively involved in the general oversight of risks that could affect our Company.

Board Compensation

             We have no standard arrangement to compensate directors for their services in their capacity as directors. Directors are not paid for meetings attended. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

             No director, officer or employee of the Company received compensation during the fiscal year ended December 31, 2011 or 2010.

Security Ownership of Principal Shareholders, Directors, and Officers

             The Company has only one class of stock outstanding, its Common Stock. The table below sets forth the number and percentage of shares of our common stock owned as of June 19, 2012, by the following persons: (i) shareholders known to us who own 5% or more of our outstanding shares, (ii) each of our officers and Directors, and (iii) our officers and Directors as a group. Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned.

Name and Address	Amount and Nature	Percentage
of Beneficial Owner (2)	of Beneficial Ownership	of Class (1)
Vincent Espiritu, Chief Executive Officer,	-	-
Chief Financial Officer, Chief Accounting
Officer, President, Secretary, Treasurer and
Director
69 Stanley Point Road, Devonport, Auckland,
New Zealand 0624
B. Gordon Brooke, Vice President of Finance	-	-
69 Stanley Point Road, Devonport, Auckland,
New Zealand 0624
All Officers and Directors as a Group	-	-

5% Holders
Bruce A. Wetherall (3)
Former Chief Executive Officer, Chief	6,500,000	56.52%
Financial Officer, Chief Accounting Officer,
President, Secretary, Treasurer and Director
69 Stanley Point Road, Devonport, Auckland,
New Zealand 0624

(1)	Based on 11,500,000 shares of our common stock outstanding as of June 19, 2012.

(2)

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(3)	Mr. Wetherall resigned from any and all officer and director positions held with the Company effective May 16, 2012.

Other Information

             We file periodic reports, proxy statements, and other documents with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov. You may also send communications to the Board of Directors at 69 Stanley Point Road, Devonport, Auckland, New Zealand 0624.

Canterbury Resources, Inc.
By Order of the Board of Directors

/s/ Vincent Espiritu
Vincent Espiritu
Chief Executive Officer